UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 20, 2024

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.           Other Events

Asset Acquisition

The Fund recently acquired a roughly 535,000 square foot newly constructed class-A industrial logistics facility located in the Charleston, SC market. Based on the estimated total project cost, the asset is projected to generate a stabilized yield roughly 75-100 bps higher than the estimated yields of similar assets that have sold in the North and South Carolina markets over the past 12 months. Reported rents for the broader Charleston, SC industrial market have grown at approximately 8% annually over the past three years.

Asset Summary

Location	Summerville, SC
Asset Type	Industrial
Strategy	Opportunistic
Fund Ownership	Fundrise East Coast Opportunistic REIT, LLC; Fundrise Real Estate Interval Fund, LLC

Following the asset acquisition disclosed above, our approximate portfolio breakdown by asset type and strategy is as follows:

Fund Breakdown by Asset Type

Category	Approximate Percent
Industrial	84%
Multifamily	14%
Other	2%

Fund Breakdown by Strategy

Category	Approximate Percent
Core Plus	25%
Value Add	58%
Opportunistic	17%

Safe Harbor Statement

This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fundrise East Coast Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Benjamin St. Angelo
Name:	Benjamin St. Angelo
Title:	Authorized Person

Date: June 4, 2024